Exhibit 99.14

SANDSTORM GOLD SECOND QUARTER REPORT JUNE 30, 2011 UNAUDITED

SANDSTORM GOLD LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (For the period ended June 30, 2011) This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. (“Sandstorm” or “the Company”) should be read in conjunction with the unaudited interim consolidated financial statements of Sandstorm for the three and six months ended June 30, 2011 and related notes thereto which have been prepared in accordance with International Accounting Standard (“IAS”) 34: Interim Financial Reporting as issued by the International Accounting Standard Board (“IASB”). Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). The Company’s 2010 comparatives in this MD&A are presented in accordance with International Financial Reporting Standards (“IFRS”). The Company’s transition date was January 1, 2010, and accordingly the 2009 comparative information in this MD&A is presented in accordance with GAAP. The information contained within this MD&A is current to August 23, 2011 and is stated in U.S. dollars unless otherwise noted. HIGHLIGHTS During the three months ended June 30, 2011, Sandstorm purchased and sold 3,706 ounces of gold (126 ounces – three months ending June 30, 2010). Operating cash flow for the three months ended June 30, 2011 of $2.6 million (cash outflow of $0.4 million– three months ended June 30, 2010). On July 13, 2011, the Company entered into a gold stream agreement with Donner Metals Ltd. (”Donner”) via a (back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) to purchase 17.5% of the life of mine) gold produced from the Bracemac-McLeod development project (the “Bracemac-McLeod Property”) for a per ounce payment equal to the lesser of $350 and the prevailing market price of gold. This transaction highlights the financing synergy between the Company and Sandstorm Metals as Sandstorm Metals has concurrently agreed to purchase 17.5% of the life of mine copper from the Bracemac-McLeod Property. On July 13, 2011, the Santa Elena Mine reached full commercial production. Significant progress has been made on the development of the Ming Mine, which is expected to begin operating by early 2012. SANDSTORM GOLD LTD. | 02

OVERVIEW The Company is a growth focused company that seeks to acquire gold purchase agreements (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams from mines with low production costs, significant exploration potential and strong management teams. The Company currently has seven Gold Streams. Effective February 17, 2011, the Company changed its name from Sandstorm Resources Ltd. to Sandstorm Gold Ltd. OUTLOOK Based on existing Gold Stream agreements, forecasted 2011 attributable production is 14,000 to 17,000 gold ounces, increasing to over 50,000 gold ounces per annum by 2014. This growth is driven by the Company’s portfolio of Gold Stream agreements with mines, all of which are either currently producing or expected to commence commercial production by 2014. SANDSTORM GOLD LTD. | 03

GOLD STREAMS AURIZONA GOLD STREAM The Company has a Gold Stream agreement to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s “Luna” open-pit Aurizona mine, located in Brazil the “Aurizona Mine" for a per ounce cash payment of the lesser of $400 and the then prevailing market price of gold. On February 9, 2011, the Aurizona Mine reached full commercial production. Current activities at the Aurizona Mine include: Gold production for the three months ended June 30, 2011 was approximately 5,600 ounces. Gold production for the three months ended March 31, 2011 was approximately 9,200 ounces. The lower production compared to the three months ended March 31, 2011 of 3,600 ounces was due to a planned downtime to complete upgrades in the SAG mill and other plant modifications which were completed during the three months ended June 30, 2011. Luna installed a reduction gear box in the SAG mill and installed a pinion in a ball mill in April. The plant is currently being ramped up to full feasibility production levels to consistently achieve an average of 4,500 tonnes processed per day. Luna approved a major 2011 exploration budget and continues to drill the Aurizona deposit. On April 18 , 2011 , Luna reported positive assay results from seven new drill holes. Significant mineralized intercepts are: 55.00 metres @ 4.15 grams/tonne Au including 1.00 metre @ 20.00 grams/tonne Au and 17.00 metres @ 7.80 grams/tonne Au in BRAZD293A 21.00 metres @ 2.50 grams/tonne Au including 8.00 metres @ 5.21 grams/tonne Au in BRAZD297 29.00 metres @ 2.53 grams/tonne Au including 0.50 metres @ 57.00 grams/tonne Au in BRAZD301 On June 6, 201, Luna reported further positive assay results form six new drill holes. Signifcant mineralized intercepts are: 11.00 metres @ 15.48 grams/tonne Au including 0.50 metres @ 20.60 grams/tonne Au and 0.50 metres @ 282.00 grams/tonne Au in BRAZD294 56.00 metres @ 1.92 grams/tonne Au including 15.00 metres @ 3.22 grams/tonne Au and 3.00 metres @ 6.81 grams/tonne Au in BRAZD296 48.00 metres @ 3.29 grams/tonne Au including 12.00 metres @ 7.93 grams/tonne Au and 1.00 metre @ 9.84 grams/tonne Au in BRAZD299 On June 28, 2011, Luna reported additional positive assay results from eight new drill holes. Signifcant mineralized intercepts are: 32.00 metres @ 2.78 grams/tonne Au including 1.00 metre @ 6.62 grams/tonne Au and 6.50 metres @ 7.10 grams/tonne Au in BRAZD304 44.00 metres @ 4.94 grams/tonne Au including 0.50 metres @ 21.40 grams/tonne Au , 0.50 metres @ 14.35 grams/tonne Au , and 5.00 metres @ 30.51 grams/tonne Au in BRAZD306 17.00 metres @ 5.18 grams/tonne Au including 3.50 metres @ 12.71 grams/tonne Au and 2.00 metres @ 14.32 grams/tonne Au in BRAZD314 SANDSTORM GOLD LTD. | 04

SANTA ELENA GOLD STREAM The Company has a Gold Stream agreement to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s (“SilverCrest”) open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”) for a per ounce cash payment of the lesser of $350 and the then prevailing market price of gold. On July 13, 2011, the Santa Elena Mine reached full commercial production. Current activities at the Santa Elena Mine include: A National Instrument (“NI”) 43-101 Technical report was filed in April 2011 which estimates a 10 year mine life and annual full year production of approximately 30,000 ounces of gold. Gold production for the three months ended June 30, 2011 was 5,476 ounces with approximately 2,476 ounces with approximately 249,000 tonnes of ore crushed during the three months ended June 30, 2011. Mining of lower grade material was completed and the lower grade stock pile was processed. The high grade ore of the Main Zone is currently being mined which will provide the majority of the ore to be mined for the remainder of 2011. SANDSTORM GOLD LTD. | 05

BLACK FOX GOLD STREAM The Company has a Gold Stream agreement to purchase 12% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Canada (the "Black Fox Mine") and 10% of the life of mine gold produced from Brigus’ Black Fox extension, which includes a portion of Brigus' Pike River concessions for a per ounce payment equal to the lesser of $500 and the then prevailing market price of gold. Brigus has the option until January 1, 2013 to repurchase 50% of the Brigus Gold Stream by making a $36.6 million payment to the Company, upon receipt of which, the percentage of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension . The Black Fox Mine is currently operating as an open pit mine, but since mid-2010, began development of an underground mine. Both open pit and underground operations are expected to run concurrently. Brigus ramped up production in the second quarter after a shut-down in mining operations during the three months ended March 31, 2011. Current activities at the Black Fox Mine include: Production during the three months ended June 30, 2011 was approximately 15,688 ounces of gold. During the three months ended June 30, 2011, Brigus processed 181 , 488 tonnes of ore at an average grade of 2.86 grams per tonne and an average recovery of 94.1%. Over half the production was mined from the Phase 2 open pit while the remainder was split evenly between the underground mine and existing low grade stockpiles. Mill throughout averaged 1,994 tonnes per day during the three months ended June 30 , 2011 and 2 , 115 tonnes per day in the month of June 2011. Underground production is expected to increase to 800 tonnes per day during the three months ended September 30, 2011 and approximately 1,000 tonnes per day by the end of 2011. The open pit mine is currently providing 1,000 to 1,500 tonnes per day of ore and together with the underground production and processing of low-grade stockpiles Brigus is maintaining the Black Fox Mill’s 2,000 tonnes per day throughput capacity. Brigus is expanding its Black Fox Mill which is expected to be completed during the first quarter of 2012. This initial expansion is estimated to increase the processing capacity of the mill to 2,200 tonnes per day. Commercial production on the underground mine is expected to be reached during the third quarter of 2011. SANDSTORM GOLD LTD. | 06

MING GOLD STREAM The Company has a Gold Stream agreement to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming Copper-Gold mine located in Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. For consideration, the Company paid $7.0 million in 2010 and $13.0 million during the three months ended March 31, 2011 for a total of $20.0 million upfront payments. During the three months ended March 31, 2011, Rambler received final construction approval from the Government of Newfoundland and Labrador for the Ming Mine. Rambler has provided to the Company the following completion guarantees: (i) that the Ming Mine will begin gold production by September 4, 2011 or Rambler will be required to fully refund the $20.0 million upfront deposit plus 8% interest, compounded annually, (ii) that within 24 months of commencement of production, Rambler will have produced and sold a minimum of 24,000 ounces of payable gold or the Company will have the option to require a partial refund of the upfront deposits, and (iii) that the Company will receive minimum cash flows from the contract of $3.6 million in the first year of production, $3.6 million in the second year of production, and $3.1 million in the third year of production. On May 10, 2011, Rambler announced that it has intersected visible gold mineralization during pre-production development on the 1700 level of the Ming Mine through a number of chip samples and muck samples. The highlights are a combined development face sampling return grade of 44.47 g/t gold, 1.96% copper, and 20.02 g/t silver including composited chip sample of 227.15 g/t gold over 4.50 metres and composited historic pillar sample returning grade of 5.76 g/t gold, 3.47% copper, and 103.23 g/t silver over 3.90 metres. Current activities at the Ming Mine include: Project construction remains on schedule for first production in the second half of 2011. Multiple headings of pre-production development to the ore bodies continuing with ore now being stockpiled while the Nugget Pond concentrator remains on the critical path to production. Construction of the concentrate storage facility at Goodyear’s Cove is underway and is expected to be completed in advance of the first concentrate production. Rambler has 2,500 tonnes of ore stockpiled and during the three months ended September 30, 2011 Rambler anticipates increasing its labour force to the full requirements for mining and milling. The new office/dry facility is now complete and will now support an increase in the underground work force. SANDSTORM GOLD LTD. | 07

BACHELOR LAKE GOLD STREAM On January 17, 2011 the Company entered into a Gold Stream agreement with Metanor Resources Inc. (“Metanor”) to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake gold mine located in Quebec, Canada (the “Bachelor Lake Mine”) for an upfront payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. For consideration, Sandstorm made upfront payments of $14.0 million and will make a further upfront payment of $6.0 million on September 1, 2011. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the first six years of the Bachelor Lake Gold Stream. The Bachelor Lake Mine is a greenstone hosted gold mine located outside of Val d'Or in Quebec, Canada. On January 4, 2011, Metanor released the findings from a pre-feasibility study at Bachelor Lake showing underground production of approximately 200,000 ounces over an initial three and a half year mine life. Production is expected to begin during 2012. The Bachelor Lake Mine is projected to produce an average of 60,000 ounces of gold per year and will be utilizing the low cost, long-hole mining method along with an existing, and fully functional, operating mill and surface infrastructure. Current activities at the Bachelor Lake Mine include: The shaft sinking process is 85% complete including the development of the two shaft stations. The shaft sinking is scheduled to be completed during the three months ended September 30, 2011. Over 80% of the equipment required to complete the 5,000 ton bulk sample is already onsite. Infrastructure is being upgraded. SANDSTORM GOLD LTD. | 08

SUMMIT GOLD STREAM The Company has a Gold Stream agreement to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, from Santa Fe Gold Corporation’s (“Santa Fe”) Summit mine, located in the United States of America (the “Summit Mine”) for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold. In 2010, Santa Fe began commissioning the Lordsburg milling operations. Since then, Santa Fe has begun shipping concentrate to a European smelter for recovery of gold and silver. In addition, bulk flux shipments have been made to smelters located in Arizona. The current production rate is 100-150 tons per day. The Summit Mine and the Lordsburg Mill are expected to attain commercial production during the second half of 2011. During the three months ended June 30, 2011, the Company agreed to defer Santa Fe’s production guarantee deadline from April 2011 to June 2012. In exchange for deferring the deadline, Santa Fe agreed to sell 700 ounces of gold at $400 per ounce (the “Santa Fe Gold Receivable”) plus an additional 3 ounces per day starting July 1, 2011 until payment of the receivable. The Company received the gold under the Santa Fe Gold Receivable during the third quarter of 2011. SANDSTORM GOLD LTD. | 09

PRODUCTION SCHEDULES AURIZONA MINE SANTA ELENA MINE SUMMIT MINE BLACK FOX MINE MING MINE BACHELOR LAKE MINE BRACEMAC-MCLEOD Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 LUNA GOLD SANTA FE GOLD RAMBLER METALS & MINING DONNER METALS SILVERCREST MINES BRIGUS GOLD METANOR RESOURCES SUBSEQUENT EVENT Subsequent to June 30, 2011, the Company entered into a Gold Stream agreement with Donner via a back-to-back agreement with Sandstorm Metals & Energy to purchase 17.5% of the life of mine gold and gold equivalent of silver (“Gold Equivalent”) produced from the Bracemac-McLeod Property located in Quebec, Canada which is operated by Xstrata Canada Corporation (“Xstrata”). Donner is the owner of a 35% joint venture interest in the Bracemac-McLeod Property. For consideration, the Company will make an upfront payment of $5.0 million on June 30, 2012 plus ongoing per ounce of gold or Gold Equivalent payments equal to the lesser of $350 and the then prevailing market price of gold. Sandstorm Metals has provided a guarantee that the Company will receive a minimum of $5.0 million in pre-tax cash flow between 2013 and 2016 from the Donner Gold Stream. Donner has the option until July 13, 2013 to repurchase 50% of the Donner Gold Stream by making a $3.5 million payment to the Company, upon receipt of which, the percentage of gold and Gold Equivalent the Company is entitled to purchase will decrease to 8.75%. The Bracemac-McLeod Project is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Continuous mining and milling operations have been active in the Matagami district for almost fifty years with ten previously operating mines and one current producing mine. Xstrata plans to utilize the existing Matagami mill to produce concentrates of zinc and copper. The Bracemac-McLeod Property will be an underground mine, accessed via a ramp, and is expected to begin ore production in early 2013. Construction of the Bracemac-McLeod Property began in April 2010 and the access ramp is currently passing towards the Bracemac ore body. SANDSTORM GOLD LTD. | 10

SUMMARY OF QUARTERLY RESULTS

	Quarters Ended			
In $000s	*June 30, 2011*	*Mar. 31, 2011*	*Dec. 31, 2010[1]*	*Sept. 30, 2010[1]*
Gold ounces produced and sold	3,706	2,638	1,939	257
Gold sales	$ 5,582	$ 3,668	$ 2,672	$ 322
Average realized gold price per ounce	1,506	1,390	1,378	1,251
Average cash cost per ounce (see Non-IFRS Measures)	434	417	395	400
Operating cash flow	2,645	1,616	463	(105)
Comprehensive income (loss)	2,261	958	1,690	(225)
Basic income (loss) per share	0.01	0.00	0.01	(0.00)
Diluted income (loss) per share	0.01	0.00	0.01	(0.00)
Total assets	137,472	133,474	131,732	74,848
Total long-term liabilities	-	-	-	-

In $000s	June 30, 2010[1]	Mar. 31, 2010[1]	Dec. 31, 2009[2]	Sept. 30, 2009[2]
Gold ounces produced and sold	126	-	-	-
Gold sales	$ 155	$ -	$ -	$ -
Average realized gold price per ounce	1,233	-	-	-
Average cash cost per ounce (see Non-IFRS Measures)	400	-	-	-
Operating cash flow	(386)	(792)	(549)	(469)
Comprehensive income (loss)	(1,065)	(4,282)	(954)	32
Basic income (loss) per share	(0.00)	(0.02)	(0.00)	0.00
Diluted income (loss) per share	(0.00)	(0.02)	(0.00)	0.00
Total assets	74,975	74,814	74,137	42,111
Total long-term liabilities	-	-	-	-

1) The quarters in 2010 were previously reported under GAAP and have been restated to IFRS.

2) The quarters in 2009 are reported under GAAP.

The Company's operating segments for the three months ended June 30, 2011 are summarized in the table below:

In $000s	Ounces produced and sold	Sales	Cost of sales	Depletion	Other income	Comprehensive income (loss)	Cash from operations
Aurizona	984	$ 1,466	$ 393	$ 145	$ -	$ 928	$ 928
Bachelor Lake	-	-	-	-	-	-	-
Black Fox	1,692	2,555	845	725	-	985	612
Ming	-	-	-	-	-	-	-
Santa Elena	860	1,299	301	263	-	735	219
Summit	170	262	68	38	774	930	225
Corporate	-	-	-	-	-	(1,317)	661
Consolidated	3,706	$ 5,582	$ 1,607	$ 1,171	$ 774	$ 2,261	$ 2,645

SANDSTORM GOLD LTD. | 11

The Company's operating segments for the three months ended March 31, 2011 are summarized in the table below:

In $000s	Ounces produced and sold	Sales	Cost of sales	Depletion	Comprehensive income (loss)	Cash from (used) in) operations
Aurizona	1,421	$ 1,975	$ 569	$ 210	$ 1,196	$ 1,196
Bachelor Lake	-	-	-	-	-	-
Black Fox	670	932	335	287	310	310
Ming	-	-	-	-	-	-
Santa Elena	467	650	163	101	386	386
Summit	80	111	32	16	63	63
Corporate	-	-	-	-	(997)	(339)
Consolidated	2,638	$ 3,668	$ 1,099	$ 614	$ 958	$ 1,616

THREE MONTHS ENDED JUNE 30, 2011 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2011

The Company earned comprehensive income of $2.3 million for the three months ended June 30, 2011 compared to comprehensive income of $1.0 million for the three months ended March 31, 2011. The comprehensive income of the Company earned during the three months ended June 30, 2011 was $2.3 million due to a gross profit of $2.8 million from the sale of 3,706 ounces of gold and income from the Santa Fe Gold Receivable of $0.8 million which was offset by administration expenses of $0.4 million, a non-cash share-based payment of $0.5 million, and a deferred income tax expense of $0.4 million.

The comprehensive income of the Company earned during the three months ended March 31, 2011 was $1.0 million due to a gross profit of $1.9 million from the sale of 2,638 ounces of gold offset by administration expenses of $0.5 million and a non-cash share-based payment of $0.5 million. Ounces of gold sold during the three months ended June 30, 2011 were higher than the three months ended March 31, 2011 due to increased production in both the Santa Elena Mine and Black Fox Mine.

THREE MONTHS ENDED JUNE 30, 2011 COMPARED TO REMAINING QUARTERS

During the three months ended December 31, 2010, the Company earned $1.7 million of comprehensive income primarily due to a gross profit of $1.6 million from the sale of 1,939 ounces of gold and a foreign exchange gain of $1.4 million from the Company holding a portion of its cash in Canadian dollars while the Canadian dollar appreciated in value against the U.S. dollar, which was offset by administration expenses of $0.6 million and a non-cash share-based payment of $0.2 million. Ounces of gold sold during the three months ended December 31, 2010 were lower than the three months ended June 30, 2011 and March 31, 2011 as the Aurizona Mine, Santa Elena Mine, and Summit Mine began initial production late in 2010 and the Company started purchasing gold from the Black Fox Mine in 2011.

During the three months ended September 30, 2010, the Company incurred a comprehensive loss of $0.2 million primarily due to lower gross profit of $0.2 million from the sale of 257 ounces of gold.

During the three months ended June 30, 2010, the Company incurred a comprehensive loss of $1.1 million primarily due to lower gross profit of $0.1 million from the sale of 126 ounces of gold and a loss of $0.7 million on the fair value of the warrant liability (see Adoption of IFRS).

The Company did not have any gold sales prior to the three months ended June 30, 2010. Therefore, previous quarter results are not comparable to the quarters ended June 30, 2010 and thereafter.

SANDSTORM GOLD LTD. | 12

CHANGE IN TOTAL ASSETS

Total assets increased by $4.0 million from March 31, 2011 to June 30, 2011 primarily from positive comprehensive income of $2.3 million. Total assets increased by $1.7 million from December 31, 2010 to March 31, 2011 primarily from positive comprehensive income of $1.0 million earned during the three months ended March 31, 2011. Total assets at December 31, 2010 increased primarily due to an equity financing completed on October 19, 2010 where net proceeds of $51.4 million were raised. Total assets increased during the three months ended December 31, 2009, compared to prior periods, due to the Company completing an equity financing on October 14, 2009 for net proceeds of $32.8 million. In addition, total assets increased during the three months ended June 30, 2009 due to the Company completing an equity financing on April 23, 2009 for net proceeds of $35.3 million.

NON-IFRS MEASURES

The Company has included in this MD&A a non-IFRS performance measure of total cash costs. This non-IFRS measure does not have any standardized meaning prescribed by IFRS, nor is it necessarily comparable with similar measures provided by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company's performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company's total cash costs are equivalent to the Company's costs of sales in accordance with IFRS.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2011, the Company had cash of $6.0 million (December 31, 2010 - $28.5 million) and working capital of $6.8 million (December 31, 2010 - $27.9 million). Cash decreased from December 31, 2010 due to Sandstorm making payments of $13.0 million to Rambler and $14.0 million to Metanor as upfront payments in connection with their respective Gold Streams.

The Company has further upfront payment commitments to Metanor of $6.0 million (due September 1, 2011) and to Donner of $5.0 million (due June 30, 2012). The Company plans on funding these remaining commitments with working capital on hand as of June 30, 2011 and with future cash flow from operations.

CONTRACTUAL OBLIGATIONS

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold	Per ounce cash payment: lesser of below and the then prevailing market price of gold	Inflationary adjustment to per ounce cash payment
Aurizona	17%	$400	1% annual inflationary adjustment beginning on February 9, 2014
Bachelor Lake	20%	$500	None
Black Fox	12%	$500	An inflationary adjustment beginning in 2013, not to exceed 2% per annum
Bracemac-McLeod	17.5%	$350	None
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil	N/A
Santa Elena	20%	$350	1% annual inflationary adjustment beginning July 13, 2014
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400	1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production

SANDSTORM GOLD LTD. | 13

The Company has further upfront payment commitments to Metanor of $6.0 million (due September 1, 2011) and to Donner of $5.0 million (due June 30, 2012. The Company has a commitment to Sandstorm Metals to share a reasonable allocation, agreed to by both companies, of costs paid by Sandstorm Metals that are incurred for the benefit of Sandstorm. Sandstorm Metals is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2011-2016 and Sandstorm will reimburse Sandstorm Metals for a reasonable allocation of these rental costs. SHARE CAPITAL As of August 23, 2011, the Company had 329,320,334 common shares outstanding. A summary of the Company’s outstanding share purchase options as of August 23, 2011 are as follows: Outstanding Vested Exercise Price (C$) Expiry Date 40,000 40,000 $0.10 July 31, 2012 3,500,000 3,500,000 $0.45 June 16, 2014 700,000 466,667 $0.44 July 6, 2014 2,000,000 2,000,000 $0.435 July 28, 2014 100,000 66,667 $0.67 May 19, 2015 6,820,000 2,266,672 $0.68 November 26, 2015 13,160,000 8,340,006 A summary of the Company’s outstanding share purchase warrants as of August 23, 2011 are as follows: Warrants Outstanding Exercise Price Expiry Date SSL.WT 93,460,429 $0.60 April 23, 2014 SSL.WT.A 19,689,525 $1.00 October 19, 2015 113,149,954 The Company issued compensation warrants (the “Compensation Warrants”) to agents in 2009. Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and 3,507,287 of the Compensation Warrants were outstanding as of August 23, 2011. Each whole share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014. Subsequent to June 30, 2011, the Company’s board of directors approved the issuance of 455,000 stock options to be granted on August 25, 2011. SANDSTORM GOLD LTD. | 14

FINANCIAL INSTRUMENTS The Company’s financial instruments consist of cash, trade and other receivables, trade and other payables, and the warrant liability. The warrant liability represents the derivative liability from warrants issued with exercise prices denominated in Canadian dollars as the Company will receive a variable amount of cash in their functional currency of U.S. dollars when warrants are exercised. All financial instruments are initially recorded at fair value. CREDIT RISK The Company’s credit risk is limited to trade and other receivables in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade and other receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year. CURRENCY RISK The Company is exposed to the fluctuations of the Canadian to U.S. dollar as from time to time, it completes equity financings denominated in the Canadian dollar and exchanges the Canadian dollar proceeds to the U.S. dollar. As of June 30, 2011 and December 31, 2010, the Company held an insignificant portion of its financial instruments in Canadian dollars and was not exposed to significant currency risk. LIQUIDITY RISK See Liquidity and Capital Resources. COMMODITY PRICE RISK The Company’s exposure to commodity price risk has changed from the prior year due to the Santa Fe Gold Receivable, which may be adversely affected by a decline in the price of gold. OTHER RISKS The Company is not subject to significant interest rate or other price risks and the Company’s exposure to these risks has not changed significantly from the prior year. RISKS TO SANDSTORM The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s annual information form dated July 22, 2011, which is available on www.sedar.com. RISKS RELATING TO MINERAL PROJECTS To the extent that they relate to the production of gold from, or the operation of, the Aurizona Mine, the Santa Elena Mine, the Summit Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, and the Bracemac-McLeod Property (the “Mines”), the Company will be subject to the risk factors applicable to the operators of such Mines. NO CONTROL OVER MINING OPERATIONS The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. SANDSTORM GOLD LTD. | 15

GOVERNMENT REGULATIONS The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future. INTERNATIONAL OPERATIONS The Aurizona Mine is located in Brazil, the Santa Elena Mine is located in Mexico, the Summit Mine is located in the United States of America, and each of the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, and the Bracemac-McLeod Property is located in Canada and as such the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, the United States of America or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines. INCOME TAXES The Company has incorporated a subsidiary in Barbados, Sandstorm Gold (Barbados) Limited, which entered into Gold Streams in connection with the Aurizona, Santa Elena, and Summit transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s future profits being subject to taxation. COMMODITY PRICES The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. In the event that the prevailing market price of gold is less than $500 per ounce (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) in the case of the Brigus Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $400 per ounce (subject to a 1% annual inflationary adjustment beginning on February 9, 2014) in the case of the Aurizona Gold Stream, $400 per ounce (subject to a 1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production) in the case of the Summit Gold Stream, $350 per ounce (subject to a 1% annual inflationary adjustment beginning on July 13, 2014) in the case of the Santa Elena Gold Stream, and $350 per ounce in the case of the Donner Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. SANDSTORM GOLD LTD. | 16

ADOPTION OF IFRS Effective January 1, 2011 Canadian public listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 is the Company’s first interim reporting period under IFRS. To prepare for the conversion to IFRS, the Company developed a plan with three phases: scope and plan, design and build, implement and review. The Company has now completed its IFRS conversion project through implementation and review. The transition to IFRS did not result in any significant changes to the Company’s information technology, internal controls over financial reporting, business activities, nor disclosure controls and procedures. Presented below are reconciliations to IFRS for the assets, liabilities, equity, total comprehensive loss and cash flows of the Company from those previously reported under GAAP. A) TOTAL ASSETS In $000s Note December 31, 2010 January 1, 2010 Total assets under GAAP and IFRS $ 131,732 $ 74,137 B) TOTAL LIABILITIES In $000s Note December 31, 2010 January 1, 2010 Total liabilities under GAAP $ 806 $570 Adjustments for differing accounting treatments: Warrant liability (i) - 4,657 Total liabilities under IFRS $ 806 $ 5,227 C) TOTAL EQUITY In $000s Note December 31, 2010 June 30, 2010 January 1, 2010 Total equity under GAAP $ 130,926 Adjustments for differing accounting treatments: $ 74,867 $ 73,567 Warrant liability (i) - - (4,657) Total equity under IFRS $ 130,926 $ 74,867 $ 68,910 D) TOTAL COMPREHENSIVE LOSS In $000s Note 3 Months Ended June 30, 2010 6 Months Ended June 30, 2010 Total comprehensive loss under GAAP $ (392) $ (1,044) Adjustment for differing accounting treatments: Warrant liability i (674) (4,304) Total comprehensive loss under IFRS $ (1,066) $ (5,348) E) CASH FLOWS There are no material differences between the cash flow statements presented under IFRS and previous GAAP. SANDSTORM GOLD LTD. | 17

F) NOTES TO IFRS RECONCILIATIONS i. Warrant Liability Under GAAP, warrants are accounted for at their carrying value within equity. Under IFRS, warrants that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are marked-to-market each period. The warrants issued in the April 2008 private placement (the “April 2008 Warrants”) have an exercise price denominated in Canadian dollars, which was the Company’s functional currency when these warrants were issued. Effective April 1, 2009, the Company changed its functional currency from the Canadian dollar to the U.S. dollar, and in accordance with IFRS, the April 2008 Warrants ceased to meet the definition of an equity instrument and were recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the April 2008 Warrants were recognized as gains or losses in the Statement of Comprehensive Income (Loss) until they were exercised by April 2010. The Company is using the exemption for first-time adoption of IFRS 1, Appendix D18 not to recognize any financial liabilities resulting from its warrants issued prior to January 1, 2010 with an exercise price denominated in the Canadian dollar, which were exercised prior to January 1, 2010. ii. Cumulative Translation Adjustment The Company used the exemption for first-time adoption of IFRS under Appendix D13 to reclassify its translation differences of $0.2 million previously recognized in other comprehensive income under GAAP to deficit as of January 1, 2010. The net impact on total equity was $nil. CHANGES IN ACCOUNTING POLICIES EARLY ADOPTED JANUARY 1, 2010 The IASB issued amendments to IFRS 1: First-time Adoption of IFRS regarding severe hyperinflation and the removal of fixed dates for first-time adopters. This amendment is effective July 1, 2011 with earlier application permitted. In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The IASB issued amendments to IFRS 7: Financial Instruments: Disclosures for the transfer of financial assets. This amendment is effective July 1, 2011 with earlier application permitted. The IASB issued IFRS 9: Financial Instruments which establishes the requirements for recognizing and measuring financial assets and financial liabilities. This new standard is effective January 1, 2013 with earlier application permitted. The IASB issued amendments to IAS 12: Income Taxes for the recovery of underlying assets. This amendment is effective January 1, 2012 with earlier application permitted. The Company elected to early adopt all the above standards and amendments effective January 1, 2010. SANDSTORM GOLD LTD. | 18

FUTURE CHANGES IN ACCOUNTING POLICIES The IASB issued IFRS 10: Consolidated Financial Statements which supersedes IAS 27: Consolidated and Separate Financial Statements and establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This new standard is effective January 1, 2013 with earlier application permitted. The IASB issued IFRS 11: Joint Arrangements which establishes principles for financial reporting by parties to a joint arrangement and supersedes IAS 31: Interests in Joint Ventures and SIC 13: Jointly Controlled Entities – Non-Monetary Contributions by Venturers. This new standard is effective January 1, 2013 with earlier application permitted. The IASB issued IFRS 12: Disclosure of Interests in Other Entities which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. This new standard is effective January 1, 2013 with earlier application permitted. The IASB issued IFRS 13: Fair Value Measurements which defines fair value and sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRS that require or permit fair value measurements or disclosures about fair value measurements except in specified circumstances. This new standard is effective January 1, 2013 with earlier application permitted. The IASB issued IAS 27: Separate Financial Statements which replace IAS 27: Consolidated and Separate Financial Statements and contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9. This new standard is effective January 1, 2013 with earlier application permitted. The IASB amended IAS 28: Investments in Associates and Joint Ventures which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This amendment is effective January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of the all the above mentioned standards on the interim condensed consolidated financial statements. SANDSTORM GOLD LTD. | 19

RESERVES AND RESOURCES The Reserves and Resources in this MD&A reflect the reserves and resources for the mines at which the Company has Gold Streams,adjusted where applicable to reflect the Company’s percentage entitlement to gold produced from the mines. Proven and Probable Reserves Attributable to Sandstorm (1) Proven Probable Proven & Probable Tonnes Grade Contained kt Au g/t oz Tonnes Grade Contained kt Au g/t oz Tonnes Grad Contained kt Au g/t oz Aurizona (3,4,6-8,10-14,16) 241 1.46 11,390 Santa Elena (18-21,24) -- -- -- Ming (26),(27),(28-30) 209 3.24 21,636 Black Fox – Stockpile 42 1.60 2,214 & Open Pit (35,36,37,39,42,43) Black Fox – -- -- -- Underground (35,36,38,40,42,43) Bachelor Lake (45,46) 39 8.33 10,349 Summit (48-50) -- -- -- Bracemac-McLeod (52-54,58-59) 488 0.39 6,120 2,677 1.36 112,880 959 1.81 55,712 183 2.61 15,340 379 3.20 39,350 352 5.90 67,201 130 7.10 29,687 171 0.14 24,405 164 0.54 2,853 2,918 1.37 124,270 959 1.81 55,712 392 2.40 36,976 421 3.04 41,564 352 5.90 67,201 168 7.38 40,036 171 0.14 24,405 652 0.43 8,973 Total 51,709 347,428 399,137 Measured and Indicated Resources Attributable to Sandstorm (1,2) Measured Indicated Measured & Indicated Tonnes Grade Contained kt Au g/t oz Tonnes Grade Contained kt Au g/t oz Tonnes Grade Contained kt Au g/t oz Aurizona (5,9,15-16) 255 1.44 11,730 Santa Elena (18-21,23,25) -- -- -- Santa Elena – -- -- -- Underground (17-20,23,24) Ming (25,26,27,31-33) 411 2.47 32,664 Black Fox – Open Pit (34-37,39-41) -- -- -- Black Fox – -- -- -- Underground (34-36,38-41) Bachelor Lake (44-47) 39 8.80 10,901 Bracemac-McLeod (51-53,55-57,59) 455 0.45 6,580 3,336 1.29 142,001 1,381 1.62 71,860 198 1.83 11,666 3,004 0.35 34,262 380 4.40 54,264 301 7.20 69,502 130 7.49 31,270 180 0.48 3,248 3,591 1.33 153,731 1,381 1.62 71,860 198 1.83 11,666 3,415 0.61 66,926 380 4.40 54,264 301 7.20 69,502 169 7.79 42,171 635 0.48 9,829 Total 61,875 418,073 479,949 Inferred Resources to Sandstorm (1),(2) Inferred Tonnes kt Grade Au g/t Contained oz Aurizona (5,9,15-16) 1,859 1.14 68,340 Santa Elena (17-20,22,26) 1,240 0.78 31,040 Santa Elena – Underground (17-20,23,24) 376 1.53 18,494 Ming (25,26,27,31-33) 591 1.83 34,695 Black Fox – Open Pit (34-36, 38-41) 80 2.60 6,717 Black Fox – Underground (34-38),(38-41) 14 5.80 2,585 Bachelor Lake (44-47) 85 6.52 17,873 Summit (48-50) 16 0.14 2,261 Bracemac-McLeod (51-53, 55-57,59) 460 1.06 15,673 Total 197,678 SANDSTORM GOLD LTD. | 20

Notes: 1. All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101. 2. Mineral Resources which are not Mineral Reserves, have not demonstrated economic viability. For the Aurizona Mine: 3. Aurizona Mineral Reserves are fully included in the Mineral Resources. 4. Aurizona Reserves are reported as of July 13, 2010. 5. Aurizona Resources are reported as of January 15, 2009. 6. The mineral reserves estimates set out in the table above have been prepared by Bret C. Swanson, MAusIMM, of SRK, who is a quali¬ed person under NI 43-101. The mineral reserves are classi¬ed as proven and probable and are based on the CIM Standards. 7. Reserves are based on a gold price of $750 per ounce. 8. Full mining recovery is assumed. 9. The mineral resources estimates set out in the table above have been prepared by Leah Mach, C.P.G., M.Sc., Principal Resource Geologist of SRK, who is a qualified person under NI 43-101. The mineral resources are classified as measured, indicated and inferred and are based on the CIM Standards. 10. Mine reserves are diluted along mineralized boundary to block model SMU of 10mx10mx6m. 11. An internal CoG of 0.35g/t Au was used on Saprolite Rock within the pit design; an internal CoG of 0.37g/t Au was used on Transition Rock within the pit design; an internal CoG of 0.41g/t Au was used on Fresh Rock within the pit design. 12. Internal CoG determination includes metallurgical recoveries of 95% in Saprolite, 93% in Transition, and 91% in Fresh ore. 13. Saprolite is rock between topography and an interpreted floor surface marking the change from highly to moderately weathered rock; Transition is rock between an (upper) interpreted Saprolite floor surface and an interpreted moderately weathered rock floor surface; and Fresh rock is rock below an (upper) interpreted Transition floor surface. 14. Gold ounces do not include metallurgical recovery losses. 15. Based on 0.3 grams per tonne cut-off grade. 16. Numbers have been rounded. For the Santa Elena Mine: 17. Santa Elena Mineral Resources are inclusive of Mineral Reserves. 18. Santa Elena Reserves and Resources are reported as of January 2011. 19. The mineral reserves and resources estimates set out in the tables above have been prepared by Nathan Eric Fier, C.P.G., P.Eng., Chief Operating Officer of SilverCrest, who is a qualified person under NI 43-101. The mineral reserves are classified as probable and the mineral resources are classi¬ed as indicated and inferred and are based on the CIM Standards. 20. Adjusted and depleted for 2010 mine production. 21. Mineral reserves are estimated using a long-term gold price of $1,000 per ounce, a long-term silver price of $18 per ounce, and a cut-off grade of 0.38 g/t Au equivalent at applied metallurgical recoveries. 22. Mineral resources are estimated using a long-term gold price of $1,000 per ounce, a long-term silver price of $18 per ounce, and a cut-off grade of 0.38 g/t Au equivalent at applied metallurgical recoveries. 23. Underground mineral resources are estimated using a long-term gold price of $1,000 per ounce, a long-term silver price of $18 per ounce, and a cut-off grade of 1.77 g/t Au equivalent at applied metallurgical recoveries. 24. Numbers have been rounded. For the Ming Mine: 25. Ming Mineral Reserves are fully included in the Mineral Resources. 26. Ming Reserves and Resources are reported as of August 9, 2010. 27. The mineral reserves and resources estimates have been reviewed and verified by Larry Pilgrim, P. Geo., Chief Geologist of Rambler, who is a quali¬ed person under NI 43-101. 28. No inferred material is included in the reserve tabulation. 29. An underground cut-off was set at $70 per tonne for all longhole mining methods. 30. Cut-off reserves are based on 15% dilution, 90% mining recovery, copper recovery of 92.4%, and gold recovery of 66.4%. 31. Cut-off grades of 1.0 per cent copper for the massive sulphides, 1.25 grams per tonne of gold for the 1806 zone, and 1.25 per cent copper for the stringer sulphides. SANDSTORM GOLD LTD. | 21

32. Mineral resources are estimated using long-term prices of $2.50 per pound of copper, $1,000 per ounce of gold, and $15 per ounce of silver. Zinc does not contribute to the revenues. 33. Numbers have been rounded. For the Black Fox Mine: 34. Black Fox Mineral Reserves are fully included in the Mineral Resources. 35. Black Fox Reserves and Resources are reported as of October 31, 2010. 36. The mineral reserves and resources have been reviewed and verified by Richard Allan, Vice President and Chief Operating Officer of Brigus, who is a qualified person under NI 43-101. 37. Cut-off grade for the open-pit reserves and resources is 0.88 g/t Au. 38. Cut-off grade for the underground reserves and resources is 2.54 g/t Au. 39. Metal prices used for initial cut-off calculations are $1,150 per ounce for 88% of the gold sold and $500 per ounce of gold sold through the Black Fox Gold Stream. 40. The estimated underground reserves include 10% unplanned dilution at 0 g/t from the backfill and 15% planned dilution at 1 g/t from the walls for a total dilution of 25%. The estimated open pit reserves include 30% dilution at 0 g/t and a 95% mining recovery factor for both. The higher average gold grades for the open pit and underground in the Indicated Resources compared to the Probable Reserves are the result of no dilution being applied to Indicated Resources. 41. The mineral resources were estimated using the ordinary kriging method. 42. The mineral reserves were estimated from the life of mine plan, which de¬ned sustaining capital requirements and mine operating costs, to demonstrate that these reserves can be economically extracted and processed. Mining losses and dilution were determined based on sub-surface geotechnical conditions, the mining method and equipment capabilities for each area of the mine. 43. Contained metal in estimated reserves remains subject to metallurgical recovery losses. For the Bachelor Lake Mine: 44. Bachelor Lake Mineral Reserves are fully included in the Mineral Resources. 45. Bachelor Lake Reserves and Resources are reported as of December, 2010. 46. The mineral reserves and resources have been reviewed and verified by Pascal Hamelin, P. Eng., Ing, who is a qualified person under NI 43-101. 47. The underground mineral reserves have been calculated using a cut-off grade of 3.43 g/t Au, recovery of 90%, and dilution of 10% in the stoping areas. For the Summit Mine: 48. Summit Mineral Reserves and Resources are reported as of December 2010. 49. The mineral reserves and resources have been reviewed and veri¬ed by Douglas F. Irving, P.Eng, who is a quali¬ed person under NI 43-101. 50. The mineral reserves and resources are in-place, diluted material. The individual intercept grades have been cut to a maximum of 0.45 ounce Au and 45 ounce Ag per ton. For the Bracemac-McLeod Property: 51. Bracemac-McLeod Mineral Reserves are fully included in the Mineral Resources. 52. Bracemac-McLeod Reserves and Resources are reported as of September 2010. 53. The mineral reserves and resources have been approved by Robin Adair, Vice President Exploration for Donner, who is a quali¬ed person under NI 43-101. 54. After applying dilution, losses and a 95% mining recovery, the tonnage of each stope was integrated into the mineral reserves provided its net smelter return value was greater than or equal to $65 per tonne, which represents the average preliminary operating cost estimated for the Bracemac-McLeod Property (comprised of mining, ore processing and general and administration costs). This process did not modify the resource block model envelopes. 55. Bracemac-McLeod Mineral Resources are estimated under the definition of the Australian Code for Mineral Resources and Ore Reserves Reporting of Exploration Results, using a net smelter return (“NSR”) cut-off value of $43.77. 56. Metal prices used in the calculation of the NSR are: $0.80 per pound of zinc, $2.50 per pound of copper, $12.00 per ounce of silver and $1,000 per ounce of gold, using an exchange rate of C$1.00 = US$1.04. 57. Except for the inferred mineral resource category, the resource calculation used the inverse distance squared method for all zones, using the Gemcom software. The results were then transferred into the Surpac software to initiate engineering design SANDSTORM GOLD LTD. | 22

and scheduling. Inferred mineral resources in the McLeod Deep zone were estimated using a 3D polygonal method, with the Gemcom software. 58. Gold is recovered as a by-product of the copper concentrates and as such, recovery is estimated at 29%. 59. Sandstorm is also entitled to the Gold Equivalent of other precious metals not reflected in the gold Bracemac-McLeod) Mineral Reserves and Resources. Cautionary Language Regarding Reserves and Resources The technical reports supporting the scientific and technical information contained in this document are available at www.sedar.com under the profile of Luna, SilverCrest, Rambler, Brigus, Metanor, Santa Fe, and Donner for the Aurizona Mine, Santa Elena Mine, Mine Mine, Black Fox Mine, Bachelor Lake Mine, Summit Mine, and Bracemac-McLeod Property respectively. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability. FORWARD LOOKING STATEMENTS This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Ming Mine, the Bachelor Lake Mine or the Bracemac-McLeod Property; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein. Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm’s existing seven Gold Streams well as its future outlook, the mineral reserve and mineral resource estimates for each of the Aurizona Mine, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Summit Mine, and the Bracemac-McLeod Property. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein. Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. SANDSTORM GOLD LTD. | 23

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION Expressed in U.S. dollars ($000s) - unaudited ASSETS Note June 30, 2011 December 31, 2010 (Note 15) Current Cash $ 5,950 $ 28,533 Trade and other receivables 4 1,772 136 Prepaid expenses 36 22 7,758 28,690 Mineral interests 6 126,690 100,570 Deferred income tax assets 9 2,047 2,438 Other 977 34 $ 137,472 $ 131,732 LIABILITIES Current Trade and other payables $972$806 EQUITY Share capital 7 118,909 117,199 Reserves 7 21,119 20,474 Deficit (3,528) (6,747) 136,500 130,926 $ 137,472 $ 131,732 Contractual obligations (Note 12) Subsequent event (Note 16) ON BEHALF OF THE BOARD: “Nolan Watson” , Director “David DeWitt” , Director - The accompanying notes are an integral part of these condensed consolidated interim financial statements - SANDSTORM GOLD LTD. | 24

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Expressed in U.S. dollars ($000s) - unaudited 3 Months Ended June 30 6 Months Ended June 30 Sales Note 2011 2010 (Note 15) 2011 2010 (Note 15) $ 5,582 $ 155 $ 9,250 $ 155 Cost of sales 1,607 50 2,706 50 Depletion  1 , 171 19 1 , 785 19 2 , 778 69 4,491 (69) Gross profit 2,804 86 4,759 86 Expenses and other income Administration expenses 8 (421) (398) (877) (784) Project evaluation (3) (20) (32) (67) Share-based payment 7b (492) (60) (1,020) (279) Income from deferral of production guarantee 4 774 - 774 - Income (loss) from operations 2,662 (392) 3,604 (1,044) Loss on fair value of warrant liability 5 - (674) - (4,304) Income (loss) before taxes 2,662 (1,066) 3,604 (5,348) Income tax expense 9 (401) - (385) - Total comprehensive income (loss) for the period $ 2,261 $ (1,066) $ 3,219 $ (5,348) Basic earnings (loss) per share $ 0.01 $ (0.00) $ 0.01 $ (0.02) Diluted earnings (loss) per share $ 0.01 $ (0.00) $ 0.01 $ (0.02) Weighted average number of common shares outstanding Basic 7f 319,800,167 238,288,451 318,936,456 232,962,532 Diluted 7f 376,285,810 238,288,451 363,310,751 232,962,532 - The accompanying notes are an integral part of these condensed consolidated interim financial statements - SANDSTORM GOLD LTD. | 25

SANDSTORM GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
Expressed in U.S. dollars ($000s) - unaudited

	Note	3 Months Ended June 30 2011	3 Months Ended June 30 2010 (Note 15)	6 Months Ended June 30 2011	6 Months Ended June 30 2010 (Note 15)
Cash provided by (used in):					
Operating activities					
Income (loss) for the period		$ 2,261	$ (1,066)	$ 3,219	$ (5,348)
Items not affecting cash:					
Depletion		1,171	19	1,785	19
Deferred income tax expense		401	-	385	-
Loss on warrant liability		-	674	-	4,304
Share-based payment		492	60	1,020	279
Unrealized foreign exchange (gain) loss		(8)	93	(12)	77
Changes in non-cash working capital	10	(1,672)	(166)	(2,137)	(509)
		2,645	(386)	4,260	(1,178)
Investing activities					
Acquisition of mineral interests		(787)	(7)	(27,937)	(5,065)
Acquisition of other long-term assets		9	(14)	(255)	(14)
		(778)	(21)	(28,192)	(5,079)
Financing activities					
Proceeds on exercise of warrants, options, and compensation warrants		1,315	1,126	1,315	2,567
Share issue costs		(4)	-	28	-
Spin-out of shares held in Sandstorm Metals & Energy Ltd. to shareholders – cash payment		-	(493)	-	(493)
		1,311	633	1,343	2,074
Effect of exchange rate changes on cash		8	(92)	6	(72)
Net increase (decrease) in cash		3,186	134	(22,583)	(4,255)
Cash – beginning of period		2,764	32,320	28,533	36,709
Cash - end of period		$ 5,950	$ 32,454	$ 5,950	$ 32,454

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

SANDSTORM GOLD LTD. | 26

SANDSTORM GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
Expressed in U.S. dollars ($000s) - unaudited

		Share Capital		Reserves				
	Note	Number	Amount	Share Options	Share purchase warrants	Compensation Warrants	Deficit	Total
At January 1, 2010		225,938,380	$ 57,364	$ 462	$ 12,948	$ 2,045	$ (3,909)	$ 68,910
Spin-out of subsidiary		-	(502)	-	-	-	-	(502)
Share issue costs recovery		-	4	-	-	-	-	4
Warrants exercised		13,350,000	11,524	-	-	-	-	11,524
Share based compensation		-	-	279	-	-	-	279
Total comprehensive loss		-	-	-	-	-	(5,348)	(5,348)
At June 30, 2010		239,288,380	$ 68,390	$ 741	$ 12,948	$ 2,045	$ (9,257)	$ 74,867
At January 1, 2010		225,938,380	$ 57,364	$ 462	$ 12,948	$ 2,045	$ (3,909)	$ 68,910
Public offering		78,768,100	51,409	-	4,430	-	-	55,839
Spin-out of subsidiary	14	-	(502)	-	-	-	-	(502)
Share issue costs		-	(4,417)	-	-	-	-	(4,417)
Deferred income tax recovery of issue costs		-	1,818	-	-	-	-	1,818
Options exercised		6,667	3	-	-	-	-	3
Warrants exercised		13,350,000	11,524	-	-	-	-	11,524
Share based compensation		-	-	589	-	-	-	589
Total comprehensive loss		-	-	-	-	-	(2,838)	(2,838)
At December 31, 2010		318,063,147	$ 117,199	$ 1,051	$ 17,378	$ 2,045	$ (6,747)	$ 130,926
Compensation warrants exercised		2,901,255	1,249	-	555	(846)	-	958
Deferred income tax recovery of issue costs	9	-	(7)	-	-	-	-	(7)
Options exercised		110,000	70	(16)	-	-	-	54
Share based compensation		-	-	1,020	-	-	-	1,020
Share issue costs		-	28					28
Warrants exercised		505,000	370	-	(68)	-	-	302
Total comprehensive income		-	-	-	-	-	3,219	3,219
At June 30, 2011		321,579,402	$ 118,909	$ 2,055	$ 17,865	$ 1,199	$ (3,528)	$ 136,500

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

SANDSTORM GOLD LTD. | 27

Notes to the Condensed Consolidated Interim Financial Statements June 30, 2011 | Expressed in U.S. dollars - unaudited 1. NATURE OF OPERATIONS Sandstorm Gold Ltd. (“Sandstorm” or “the Company”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007 under the name Sandstorm Resources Ltd. Effective February 17, 2011, the Company changed its name to Sandstorm Gold Ltd. The Company is a resource based company that seeks to acquire gold streams (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making a one-time upfront payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine. The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company on August 23, 2011. 2. BASIS OF PRESENTATION A) STATEMENT OF COMPLIANCE These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34: Interim Financial Reporting using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”) issued as of June 30, 2011. IFRS standards require that financial statements be prepared in accordance with standards expected to be in place as at the annual reporting period, therefore, changes may be required to reflect IFRS standards in place at December 31, 2011. The preparation of these condensed consolidated interim financial statements is based on the same accounting policies and methods of applications as the condensed consolidated interim financial statements for the three months ended March 31, 2011. These condensed consolidated interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2010 prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). These are the Company’s second IFRS interim consolidated financial statements for the period covered by the Company’s first IFRS annual consolidated financial statements for the year ended December 31, 2011 as previously the Company prepared its consolidated annual and interim financial statements in accordance with GAAP. Comparatives have been restated from GAAP to IFRS (Note 15). B) BASIS OF PRESENTATION These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. 3. FUTURE CHANGES IN ACCOUNTING POLICIES The IASB issued IFRS 10: Consolidated Financial Statements which supersedes IAS 27: Consolidated and Separate Financial Statements and establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This new standard is effective January 1, 2013 with earlier application permitted. The IASB issued IFRS 11: Joint Arrangements which establishes principles for financial reporting by parties to a joint arrangement and supersedes IAS 31: Interests in Joint Ventures and SIC 13: Jointly Controlled Entities – Non-Monetary Contributions by Venturers. This new standard is effective January 1, 2013 with earlier application permitted. The IASB issued IFRS 12: Disclosure of Interests in Other Entities which applies to entities that have an interest in a  SANDSTORM GOLD LTD. | 28

SANDSTORM GOLD

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011 | Expressed in U.S. dollars - unaudited

subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. This new standard is effective January 1, 2013 with earlier application permitted.

The IASB issued IFRS 13: Fair Value Measurements which defines fair value and sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRS that require or permit fair value measurements or disclosures about fair value measurements except in specified circumstances. This new standard is effective January 1, 2013 with earlier application permitted.

The IASB issued IAS 27: Separate Financial Statements which replace IAS 27: Consolidated and Separate Financial Statements and contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9. This new standard is effective January 1, 2013 with earlier application permitted.

The IASB amended IAS 28: Investments in Associates and Joint Ventures which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This amendment is effective January 1, 2013 with earlier application permitted.

The Company is currently evaluating the impact of the all the above mentioned standards on the interim condensed consolidated financial statements.

4. TRADE AND OTHER RECEIVABLES

In $000s		*June 30, 2011*		*December 31, 2011*
Gold sale receivables	$	888	$	57
Santa Fe Gold Receivable		774		-
Other receivables		110		79
	$	1,772	$	136

SANTA FE GOLD RECEIVABLE

During the three months ended June 30, 2011, the Company agreed to defer Santa Fe's production guarantee deadline from June 2011 to June 2012. In exchange for deferring the deadline, Santa Fe agreed to sell 700 ounces of gold at $400 per ounce (the "Santa Fe Gold Receivable") plus an additional 3 ounces per day starting July 1, 2011 until payment of the receivable. The Company received gold under the Santa Fe Gold Receivable during the third quarter of 2011.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

FAIR VALUE OF WARRANT LIABILITY

The loss on the warrant liability during the three and six months ended June 30, 2010 was determined using the following weighted-average Black-Scholes model assumptions:

	3 months ended June 30, 2010	6 Months ended June 30, 2010
Share price	C$0.89	C$0.70
Exercise price	C$0.195	C$0.195
Expected dividend yield	0%	0%
Expected stock price volatility	40%	40%
Risk-free interest rate	0.12%	0.12%
Expected life of options	0.04 years	0.17 years

SANDSTORM GOLD LTD. | 29

SANDSTORM GOLD

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011 | Expressed in U.S. dollars - unaudited

CREDIT RISK

The Company's credit risk is limited to trade and other receivables in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade and other receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall, the Company's credit risk has not changed significantly from the prior year.

CURRENCY RISK

The Company is exposed to the fluctuations of the Canadian to U.S. dollar as from time to time, it completes equity financings denominated in the Canadian dollar and trades the Canadian dollar proceeds to the U.S. dollar. As of June 30, 2011 and December 31, 2010, the Company held an insignificant portion of its financial instruments in Canadian dollars and was not exposed to significant currency risk.

LIQUIDITY RISK

The Company has an upfront payment commitment to Metanor of $6.0 million which is due September 1, 2011. The Company plans on funding this remaining commitment with working capital on hand as of June 30, 2011 and future cash flow from operations. The Company's exposure to liquidity risk changed from December 31, 2010 due to the acquisition of the Metanor Gold Stream during the six months ended June 30, 2011. While cash balances have declined from December 31, 2010 due to upfront payments on Gold Streams, the Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements. As of June 30, 2011, the Company had cash of $6.0 million (December 31, 2010 - $28.5 million) and working capital of $6.8 million (December 31, 2010 - $27.9 million).

COMMODITY PRICE RISK

The Company's exposure to commodity price risk has changed from the prior year due to the Santa Fe Gold Receivable, which may be adversely affected by a decline in the price of gold.

OTHER RISKS

The Company is not subject to significant interest rate or other price risks and the Company's exposure to these risks has not changed significantly from the prior year.

6. MINERAL INTERESTS

A) CARRYING AMOUNT

As of June 30, 2011:

	Cost			Accumulated Depletion			
In $000s	Opening	Additions	Ending	Opening	Depletion	Ending	Carrying Amount
Aurizona, Brazil	$ 19,977	$ -	$ 19,977	$ 295	$ 354	$ 649	$ 19,328
Bachelor Lake, Canada	-	14,845	14,845	-	-	-	14,845
Black Fox, Canada	56,470	54	56,524	-	1,011	1,011	55,513
Ming, Canada	7,062	13,006	20,068	-	-	-	20,068
Santa Elena, Mexico	13,342	-	13,342	42	366	408	12,934
Summit, U.S.A. and other	4,063	-	4,063	7	54	61	4,002
Total	$ 109,914	$ 27,905	$ 128,819	$ 344	$ 1,785	$ 2,129	$126,690

SANDSTORM GOLD LTD. | 30

SANDSTORM GOLD

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011 | Expressed in U.S. dollars - unaudited

As of December 31, 2010:

	Cost			Accumulated Depletion			
In $000s	Opening	Additions	Ending	Opening	Depletion	Ending	Carrying Amount
Aurizona, Brazil	$ 19,963	$ 14	$ 19,977	$ -	$ 295	$ 295	$ 19,682
Bachelor Lake, Canada	-	-	-	-	-	-	-
Black Fox, Canada	-	56,470	56,470	-	-	-	56,740
Ming, Canada	-	7,062	7,062	-	-	-	7,062
Santa Elena, Mexico	13,346	(4)	13,342	-	42	42	13,300
Summit, U.S.A. and other	4,064	(1)	4,063	-	7	7	4,056
Total	$ 37,373	$ 63,300	$ 100,914	$ -	$ 344	$ 344	$100,570

B) DEPLETABLE VS. NON-DEPLETABLE BALANCES

The value allocated to reserves is classified as depletable and is depreciated on a units-delivered basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

		June 30, 2011	
In $000s	Depletable	Non-depletable	Total
Aurizona	$ 16,373	$ 2,955	$ 19,328
Bachelor Lake	13,857	988	14,845
Black Fox	52,127	3,386	55,513
Ming	13,389	6,679	20,068
Santa Elena	10,704	2,230	12,934
Summit and other	3,966	36	4,002
Total	$ 110,416	$ 16,274	$ 126,690

		December 31, 2010	
In $000s	Depletable	Non-depletable	Total
Aurizona	$ 16,727	$ 2,955	$ 19,682
Black Fox	53,088	3,382	56,470
Ming	5,008	2,054	7,062
Santa Elena	10,105	3,195	13,300
Summit and other	4,056	-	4,056
Total	$ 88,984	$ 11,586	$ 100,570

C) SUMMARY OF GOLD STREAMS

Bachelor Lake Gold Stream

On January 17, 2011 the Company entered into a Gold Stream agreement with Metanor Resources Inc. ("Metanor") to purchase 20% of the life of mine gold produced from Metanor's Bachelor Lake gold mine located in Quebec, Canada ("Bachelor Lake Mine") for an upfront payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. Sandstorm made upfront payments totaling $14.0 million and will make a further upfront payment of $6.0 million on September 1, 2011. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the next six years.

SANDSTORM GOLD LTD. | 31

Notes to the Condensed Consolidated Interim Financial Statements June 30, 2011 | Expressed in U.S. dollars - unaudited Other Gold Streams The Company has a Gold Stream agreement to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s open-pit Aurizona mine, located in Brazil (the “Aurizona Mine") for a per ounce cash payment of the lesser of $400 and the then prevailing market price of gold. The Company has a Gold Stream agreement to purchase 12% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Canada (the "Black Fox Mine") and 10% of the life of mine gold produced from Brigus’ Black Fox extension, which includes a portion of Brigus' Pike River concessions for a per ounce cash payment of the lesser of $500 and the then prevailing market price of gold. Brigus has the option until January 1, 2013 to repurchase 50% of the Brigus Gold Stream by making a $36.6 million payment to the Company, upon receipt of which, the percentage of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension. The Company has a Gold Stream agreement to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming mine, located in Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. The Company has a Gold Stream agreement to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”) for a per ounce cash payment of the lesser of $350 and the then prevailing market price of gold. The Company has a Gold Stream agreement to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, from Santa Fe Gold Corporation’s Summit mine, located in the United States of America (the “Summit Mine”) for a per ounce cash payment of the lesser of $400 and the then prevailing market price of gold. 7. SHARE CAPITAL AND RESERVES A) SHARES ISSUED The Company is authorized to issue an unlimited number of common shares without par value. B) STOCK OPTIONS The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the board of directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan provides for the issuance of up to 10% of the Company’s issued common shares as at the date of the grant. A summary of the Company’s options and the changes for the period are as follows: Number of Options Weighted average exercise price (C$) Options outstanding at January 1, 2010 6,350,000 0.44 Granted 6, 980, 000 0.68 Exercised (6,667) 0.45 Forfeited (3,333) 0.45 Options outstanding at December 31, 2010 13,320,000 0.57 Exercised (110,000) 0.47 Forfeited (50,000) 0.68 Options outstanding at June 30, 2011 13,160,000 0.57 SANDSTORM GOLD LTD. | 32

Notes to the Condensed Consolidated Interim Financial Statements June 30, 2011 | Expressed in U.S. dollars - unaudited A summary of the Company’s options as of June 30, 2011 is as follows: Number outstanding Exercisable Price per Share (C$) Expiry Date 40,000 40,000 $0.10 July 31, 2012 3,500,000 3,500,000 $0.45 June 16, 2014 700,000 466,667 $0.44 July 6, 2014 2,000,000 1,333,334 $0.435 July 28, 2014 100,000 66,667 $0.67 May 19, 2015 6,820,000 2,266,672 $0.68 November 26, 2015 13,160,000 7,673,340 The weighted-average exercise price for exercisable options is C$0.51. A summary of share-based payment recognized is as follows: 3 Months Ended June 30 6 Months Ended June 30 In $000s 2011 2010 2011 2010 Employees $ (389) $ (82) $ (874) $ (182) Non-employees (103) 22 (146) (97) $ (492) $ (60) $ (1,020) $ (279) C) SHARE PURCHASE WARRANTS A summary of the Company’s warrants and the changes for the period are as follows: Number of Warrants Warrants outstanding at January 1, 2010 112,694,186 Issued 19,692,025 Exercised (13,350,000) Warrants outstanding at December 31, 2010 119,036,211 Issued upon exercise of Compensation Warrants 1,450,627 Exercised (505,000) Warrants outstanding at June 30, 2011 119,981,838 A summary of the Company’s warrants as of June 30, 2011 is as follows: Number Price per Share Expiry Date 100,289,813 $0.60 April 23, 2014 19,962,025 $1.00 October 19, 2015 119,981,838 SANDSTORM GOLD LTD. | 33

Notes to the Condensed Consolidated Interim Financial Statements June 30, 2011 | Expressed in U.S. dollars - unaudited D) COMPENSATION WARRANTS Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and each full share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014. A summary of the Company’s Compensation Warrants and the changes for the period are as follows: Number of Compensation Warrants Compensation Warrants outstanding at January 1, 2010 and December 31, 2010 7,014,574 Exercised (2,901,255) Compensation Warrants outstanding at June 30, 2011 4,113,319 E) RESTRICTED SHARE PLAN On April 4, 2011, the Company adopted a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the board of directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan provides for the issuance of up to 4,000,000 restricted share rights outstanding at a given time. As of June 30, 2011, no restricted share rights had been granted by the Company under the Restricted Share Plan. F) DILUTED INCOME (LOSS) PER SHARE Diluted income (loss) per share is calculated based on the following: 3 Months Ended June 30 6 Months Ended June 30 In $000s 2011 2010 2011 2010 Comprehensive income (loss) $ 2,261 $ (1,066) $ 3,219 $ (5,348) Add: loss on warrant liability - 674 - 4,304 Comprehensive income (loss) for purposes of determining basic and diluted income (loss) per share $ 2,261 $ (392) $ 3,219 $ (1,044) Basic weighted average number of shares Effect of dilutive securities 319,800,167 238,288,451 318,936,456 232,962,532 Compensation warrants - shares 4,107,299 - 4,352,609 - Compensation warrants - warrants 810,529 - 598,861 - Stock options 5,982,813 - 4,851,679 - Warrants 45,585,002 - 34,571,146 - Diluted weighted average number of common shares 376,285,810 238,288,451 363,310,751 232,962,532 SANDSTORM GOLD LTD. | 34

Notes to the Condensed Consolidated Interim Financial Statements June 30, 2011 | Expressed in U.S. dollars - unaudited The following lists the stock options and share purchase warrants excluded from the computation of diluted weighted average number of common shares as they were anti-dilutive: 3 Months Ended June 30 6 Months Ended June 30 2011 2010 2011 2010 Compensation warrants - shares - 7,014,574 - 7,014,574 Compensation Warrants - warrants - 3,507,287 - 3,507,287 Stock options - 6,446,667 - 6,446,667 Warrants - 99,344,186 19,692,025 99,344,186 8. ADMINISTRATION EXPENSES The administration expenses for the Company are broken down as follows: 3 Months Ended June 30 6 Months Ended June 30 In $000s 2011 2010 2011 2010 Corporate administration $ (349) $ (237) $ (690) $ (453) Finance income - 9 5 23 Foreign exchange loss (12) (87) (12) (65) Professional fees (60) (26) (180) (62) Spin-out fees - (57) - (227) $ (421) $ (398) $ (877) $ (784) 9. INCOME TAXES The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income (loss) before income taxes. These differences result from the following items: 3 Months Ended June 30 6 Months Ended June 30 In $000s 2011 2010 2011 2010 Income (loss) before income taxes $ 2,662 $ (1,066) $ 3,604 $ (5,348) Canadian federal and provincial income tax rates 26.5% 28.5% 26.5% 28.5% Income tax expense (recovery) based on the above rates 705 (304) 955 (1,524) Increase (decrease) due to: Permanent differences 168 184 255 1,146 Difference between statutory and foreign tax rates (610) 49 (963) 241 Other 138 - 138 - Change in valuation allowance - 71 - 137 Deferred tax expense $ 401 $ - $ 385 $ - SANDSTORM GOLD LTD. | 35

SANDSTORM GOLD

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011 | Expressed in U.S. dollars - unaudited

The components of deferred income taxes are as follows:

In $000s		June 30, 2011		December 31, 2010
Deferred Income Tax Assets				
Mineral interests	$	-	$	28
Non-capital losses		607		592
Share issue costs		1,812		1,818
Deferred income tax assets	$	2,419	$	2,438
Deferred Income Tax Liabilities				
Mineral Interest	$	372	$	-
Deferred income tax liabilities	$	372	$	-
Deferred income tax asset, net	$	2,047	$	2,438

The Company has deductible temporary differences, unused tax losses, and unused tax credits expiring as follows:

In $000s	Location		Amount	Expiration
Non-capital loss carry-forwards	Canada	$	2,343	2029-2031
Non-capital loss carry-forwards	Barbados		1,057	2018-2020

10. SUPPLEMENTAL CASH FLOW INFORMATION

	3 Months Ended June 30				6 Months Ended June 30			
In $000s		2011		2010		2011		2010
Change in non-cash working capital								
Trade and other receivables	$	(1,672)	$	(4)	$	(1,633)	$	5
Gold Inventory		42		-		-		-
Prepaid expenses		(24)		(1)		(14)		(22)
Trade and other payables		(18)		(161)		(490)		(492)
	$	(1,672)	$	(166)	$	(2,137)	$	(509)

11. KEY MANAGEMENT PERSONNEL COMPENSATION

The remuneration of directors and other key members of management is as follows:

	3 Months Ended June 30				6 Months Ended June 30			
In $000s		2011		2010		2011		2010
Short-term employee benefits	$	(110)	$	(94)	$	(227)	$	(172)
Share-based payments		(355)		(72)		(796)		(165)
	$	(465)	$	(166)	$	(1,023)	$	(337)

SANDSTORM GOLD LTD. | 36

SANDSTORM GOLD

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011 | Expressed in U.S. dollars - unaudited

12. CONTRACTUAL OBLIGATIONS

A) GOLD STREAMS

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold	Per ounce cash payment: lesser of below and the then prevailing market price of gold	Inflationary adjustment to per ounce cash payment
Aurizona	17%	$400	1% annual inflationary adjustment beginning on February 9, 2014
Bachelor Lake	20%	$500	None
Black Fox	12%	$500	An inflationary adjustment beginning in 2013, not to exceed 2% per annum
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil	N/A
Santa Elena	20%	$350	1% annual inflationary adjustment beginning July 13, 2014
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400	1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production

In connection with the Metanor Gold Stream, the Company has committed an additional upfront payment of $6.0 million by September 1, 2011.

B) SANDSTORM METALS & ENERGY

The Company has a commitment to Sandstorm Metals & Energy Ltd. ("Sandstorm Metals & Energy") to share a reasonable allocation agreed to by both companies of costs paid by Sandstorm Metals & Energy that are incurred for the benefit of Sandstorm. Sandstorm Metals & Energy is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2011-2016 and Sandstorm will reimburse Sandstorm Metals & Energy for a reasonable allocation of these rental costs.

13. SEGMENTED INFORMATION

The Company's reportable segments are summarized in the tables below:

3 Months Ended June 30, 2011

In $000s	Sales	Cost of sales	Depletion	Other income	Comprehensive income (loss)	Cash from (used) in operations
Aurizona	$ 1,466	$ 393	$ 145	$ -	$ 928	$ 928
Bachelor Lake	-	-	-	-	-	-
Black Fox	2,555	845	725	-	985	612
Ming	-	-	-	-	-	-
Santa Elena	1,299	301	263	-	735	219
Summit	262	68	38	774	930	225
Corporate	-	-	-	-	(1,317)	660
Consolidated	$ 5,582	$ 1,607	$ 1,171	$ 774	$ 261	$ 2,645

SANDSTORM GOLD LTD. | 37

SANDSTORM GOLD

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011 | Expressed in U.S. dollars - unaudited

3 Months Ended June 30, 2010

In $000s	Sales	Cost of sales	Depletion	Other income	Comprehensive Loss	Cash used in operations
Aurizona	$ -	$ -	$ -	$ -	$ -	$ -
Bachelor Lake	-	-	-	-	-	-
Ming	-	-	-	-	-	-
Santa Elena	-	-	-	-	-	-
Summit	-	-	-	-	-	-
Corporate	-	-	-	-	(1,066)	(386)
Consolidated	$ -	$ -	$ -	$ -	$ (1,066)	$ (386)

6 Months Ended June 30, 2011

In $000s	Sales	Cost of sales	Depletion	Other income	Comprehensive income (loss)	Cash from operations
Aurizona	$ 3,441	$ 962	$ 354	$ -	$ 2,125	$ 2,125
Bachelor Lake	-	-	-	-	-	-
Black Fox	3,487	1,180	1,011	-	1,296	922
Ming	-	-	-	-	-	-
Santa Elena	1,949	464	366	-	1,119	605
Summit	373	100	54	774	993	286
Corporate	-	-	-	-	(2,314)	322
Consolidated	$ 9,250	$ 2,706	$ 1,785	$ 774	$ 3,219	$ 4,260

6 Months Ended June 30, 2010

In $000s	Sales	Cost of sales	Depletion	Other income	Comprehensive Loss	Cash used in operations
Aurizona	$ -	$ -	$ -	$ -	$ -	$ -
Bachelor Lake	-	-	-	-	-	-
Ming	-	-	-	-	-	-
Santa Elena	-	-	-	-	-	-
Summit	-	-	-	-	-	-
Corporate	-	-	-	-	(5,348)	(1,178)
Consolidated	$ -	$ -	$ -	$ -	$ (5,348)	$ (1,178)

SANDSTORM GOLD LTD. | 38

SANDSTORM GOLD

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011 | Expressed in U.S. dollars - unaudited

		Total Assets
In $000s	*June 30, 2011*	*December 31, 2010*
Aurizona	$ 19,328	$ 19,682
Bachelor Lake	14,845	-
Black Fox	55,887	56,470
Ming	20,068	7,062
Santa Elena	13,449	13,300
Summit	4,776	4,113
Corporate	9,119	31,105
Consolidated	$ 137,472	$ 131,732

14. SPIN-OUT OF SANDSTORM METALS & ENERGY

On January 4, 2010, Sandstorm incorporated a wholly owned subsidiary Sandstorm Metals & Energy. On May 13, 2010, Sandstorm transferred its option agreement on the Eagle Lake property owned by Eagle Plains Resources Ltd. located in Saskatchewan, Canada and working capital of C$500,000 to Sandstorm Metals & Energy in exchange for 6,836,810 common shares of Sandstorm Metals & Energy. Sandstorm thereafter distributed all of its common shares held in Sandstorm Metals & Energy to Sandstorm shareholders. As a result, Sandstorm Metals & Energy is no longer a subsidiary of Sandstorm. Fees expensed for this transaction during the three and six months ended June 30, 2010 were $227,050.

15. FIRST TIME ADOPTION OF IFRS

The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1: First-time Adoption of International Financing Reporting Standards, IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit unless certain exemptions are applied. The accounting policies set out in Note 2 of the condensed interim financial statements at and for the 3 months ended March 31, 2011 have been applied in preparing these consolidated interim financial statements. In Note 15 of the March 31, 2011 consolidated interim financial statements, the Company reported the impact of the transition to IFRS at January 1, 2010 and December 31, 2010. There were no changes to the reconciliations previously recorded.

Presented below are reconciliations to IFRS the total comprehensive loss of the Company from those previously reported under GAAP.

A) TOTAL COMPREHENSIVE LOSS

In $000s	Note	*3 Months Ended June 30, 2010*	*6 Months Ended June 30, 2010*
Total comprehensive loss under GAAP		$ (392)	$ (1,044)
Adjustment for differing accounting treatments:			
Warrant liability	i	(674)	(4,304)
Total comprehensive loss under IFRS		$ (1,066)	$ (5,348)

SANDSTORM GOLD LTD. | 39

Notes to the Condensed Consolidated Interim Financial Statements June 30, 2011 | Expressed in U.S. dollars - unaudited B) NOTE TO IFRS RECONCILIATIONS i. Warrant Liability Under GAAP, warrants are accounted for at their carrying value within equity. Under IFRS, warrants that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability initially at fair value and subsequently mark-to-market each period. The warrants issued in the April 2008 private placement (the “April 2008 Warrants”) have an exercise price denominated in Canadian dollars, which was the Company’s functional currency when these warrants were issued. Effective April 1, 2009, the Company changed its functional currency from the Canadian dollar to the U.S. dollar, and in accordance with IFRS, the April 2008 Warrants ceased to meet the definition of an equity instrument and were recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the April 2008 Warrants were recognized as gains or losses in the Statement of Comprehensive Income (Loss) until they were exercised by April 2010. 16. SUBSEQUENT EVENT Subsequent to June 30, 2011, the Company entered into a Gold Stream agreement with Donner Metals Ltd. (“Donner”) via a back-to-back agreement with Sandstorm Metals & Energy to purchase 17.5% of the life of mine gold and gold equivalent (“Gold Equivalent”) produced from the Bracemac-McLeod development property located in Quebec, Canada (the “Bracemac-McLeod Property”) which is operated by Xstrata Canada Corporation. Donner is the owner of a 35% joint venture interest in the Bracemac-McLeod Property. For consideration, the Company will make an upfront payment of $5.0 million on June 30, 2012 plus ongoing per ounce of gold or Gold Equivalent payments equal to the lesser of $350 and the then prevailing market price of gold. Sandstorm Metals has provided a guarantee that the Company will receive a minimum of $5.0 million in pre-tax cash flow over 2013 and 2016 from the Donner Gold Stream. From December 31, 2011 to December 31, 2013, Donner has the option to repurchase 50% of the Donner Gold Stream by making a $3.5 million payment to the Company, upon receipt of which, the percentage of gold and Gold Equivalent the Company is entitled to purchase will decrease to 8.75%. SANDSTORM GOLD LTD. | 40